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                             March 13, 2024

       John Tyson
       Chief Financial Officer
       Tyson Foods, Inc.
       2200 West Don Tyson Parkway
       Springdale, Arkansas 72762

                                                        Re: Tyson Foods, Inc.
                                                            Form 10-K for the
Fiscal Year Ended September 30, 2023
                                                            Response Dated
March 6th, 2024
                                                            File No. 001-14704

       Dear John Tyson:

              We have reviewed your March 6th, 2024 response to our comment letter and have the following comment(s).

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 22,
       2024 letter.

       Response dated March 6th, 2024

       Note 17: Segment Reporting, page 79

   1. We note your response to comment 2 indicates that "revenues from external customers for each reportable segment
are included in the tables displaying disaggregated sales by major distribution channel."
Although we acknowledge that investors are able to recalculate each reportable segment's
revenues from external customers based on the information provided, it is unclear how the
current presentation meets the explicit disclosure requirement of ASC
                                                        280-10-50-22(a). As the
combined revenue presentation in your table on page 81 is not an
                                                        ASC 280 disclosure
requirement, please revise your presentation in future filings to separately disclose
revenues from external customers for each reportable segment.
              Please contact Charles Eastman at 202-551-3794 or Andrew Blume at 202-551-3254 if
       you have questions regarding comments on the financial statements and related matters.
 John Tyson
Tyson Foods, Inc.
March 13, 2024
Page 2



FirstName LastNameJohn Tyson     Sincerely,
Comapany NameTyson Foods, Inc.
                                 Division of Corporation Finance
March 13, 2024 Page 2            Office of Manufacturing
FirstName LastName